Bingham McCutchen LLP

2020 K Street NW

Washington, D.C. 20006-1806

+1.202.373.6000

+1.202.373.6001

www.bingham.com

Erica L. Zong Evenson

Direct Phone: +1.202.373.6182

erica.zong@bingham.com

December 20, 2013

Re:	AdvisorShares Trust (the “Registrant”) - Post-Effective Amendment No. 83 to the Registration Statement on Form N-1A (the “Registration Statement”); File Nos. 333-157876 and 811-22110

Dear Ms. Lithotomos:

This letter responds to comments conveyed to us by telephone on November 22, 2013 relating to the Registrant’s Post-Effective Amendment No. 83, filed on October 9, 2013 (“PEA No. 83”) for the purpose of registering shares of the Registrant’s Sunrise Global Multi-Strategy ETF (the “Fund”). For ease of reference, we have set forth below your comments followed by the Registrant’s responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registration Statement.

Prospectus

1.	Comment. Please confirm that the Fund, as described in PEA No. 83, is consistent with the Registrant’s exemptive relief.

Response. We confirm that the Fund, as described in PEA No. 83, is consistent with the Registrant’s exemptive relief issued on May 28, 2010 (File No. 812-13677), as well as the no-action letter issued by the Office of Exemptive Applications/Office of Investment Company Regulation issued December 6, 2012.

2.	Comment. For future 485(a) filings, please ensure that the Prospectus and Statement of Additional Information (“SAI”) are complete prior to filing. Please include fees and expenses information in a correspondence filing made prior to the Fund’s 485(b) filing.

Response. We have confirmed that the Registrant will endeavor to file future 485(a) filings that are complete, including fees and expenses information, when doing so is both possible and practical. With respect to the Fund, the fees and expenses are as follows:

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	1.50%
DISTRIBUTION (12b-1) FEES	0.00%

AdvisorShares Trust

December 20, 2013

OTHER EXPENSES(a)	0.13%
ACQUIRED FUND FEES AND EXPENSES(a)(b)	0.14%
TOTAL ANNUAL FUND OPERATING EXPENSES(c)	1.77%

(a)	Because the Fund is new, “Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.

(b)	As a shareholder in certain exchange-traded funds (the “Acquired Funds”), the Fund will indirectly bear its proportionate share of the fees and expenses of the Acquired Funds. “Acquired Fund Fees and Expenses” do not reflect the operating expenses of exchange-traded products in which the Fund invests that are not investment companies, including exchange-traded notes and certain exchange traded pooled investment vehicles not registered pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”).

(c)	The Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include “Acquired Fund Fees and Expenses.”

3.	Comment. Please confirm whether the Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940.

Response. As stated in the SAI, the Fund has adopted a 12b-1 Plan, but no distribution fees are currently charged to the Fund; there are no plans to impose distribution fees, and no distribution fees will be charged for at least a year from the date of the Prospectus.

4.	Comment. Please confirm that the language in footnote (d) to the fee table does not mean that AdvisorShares Investments, LLC may terminate the advisory agreement within a one-year period.

Response. The Registrant confirms that the Advisor may not terminate the advisory agreement within a one-year period. Since the corresponding line item has been deleted, footnote (d) has also been deleted.

5.	Comment. Please disclose in the Fund’s principal investment strategies how the Fund will invest at least 40% of its assets in investments that are tied economically to a number of countries.

Response. We respectfully decline to make the requested change because we do not believe the Fund is required to include such disclosure. However, the Registrant has confirmed that at least 40% of the Fund’s assets are exposed to multiple countries.

AdvisorShares Trust

December 20, 2013

6.	Comment. We note that the Fund’s Prospectus describes investments in derivative instruments. Please confirm that the disclosure regarding derivatives is consistent with the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response. The Registrant believes that the description of the Fund’s investments in derivative instruments conforms to the approach described in the Barry Miller Letter.

7.	Comment. Please explain why “Early Closing Risk” is considered to be a principal risk associated with the principal strategies of the Fund.

Response. We have deleted this risk disclosure.

8.	Comment. Please describe the creation unit breakdown between “a portfolio of securities closely approximating the holdings of the Fund and a specified amount of cash,” as described under the “Purchase and Sale of Fund Shares” section of the Prospectus.

Response. Because we believe this information would only be useful to Authorized Participants, the more detailed discussion is found in the SAI under the heading “Creation and Redemption of Creation Units.”

9.	Comment. Please explain whether the Trust has received, or is currently applying for, the exemptive relief referenced in the “More Information About the Trust and the Fund” section.

Response. No exemptive relief is referenced in the “More Information About the Trust and the Fund” section.

10.	Comment. Please disclose how much notice shareholders will receive in the event of a change to the Fund’s investment objective.

Response. The Fund has not adopted a notice policy nor is it required to disclose a notice policy. Generally, however, the Fund will attempt to provide shareholders with 30 to 60 days’ notice of any material changes to the Fund’s investment objective.

AdvisorShares Trust

December 20, 2013

Statement of Additional Information

11.	Comment. With respect to the Fund’s fundamental investment policy regarding borrowing money, where the 1940 Act requirements with respect to borrowing are noted, please state also the requirement under the Act that if at any time a fund’s borrowings exceed 33-1/3% of the value of the fund’s total assets, the fund will reduce its borrowings within three days (excluding Sundays and holidays) to the extent necessary to comply with the 33-1/3% limitation.

Response. The requested disclosure is already included in the SAI under the “Borrowing” section.

12.	Comment. With respect to the Fund’s fundamental investment policy to not make loans except as permitted under the 1940 Act, please state also that under the Act a fund may presently make loans in an amount up to 33 1/3% of its total assets.

Response. The requested disclosure is already included in the SAI under the “Lending of Portfolio Securities” section.

13.	Comment. Please disclose whether or not shareholders pay a redemption fee.

Response. The SAI currently discloses that shareholders who redeem shares directly with the Trust will be charged a Redemption Transaction Fee.

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The Registrant hereby acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6182.

Sincerely yours, /s/ Erica L. Zong Evenson Erica L. Zong Evenson
cc:	Noah Hamman
Dan Ahrens W. John McGuire, Esq. Magda El Guindi-Rosenbaum, Esq.